UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated November 30, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: November 30, 2010

BluePhoenix Solutions Reports Third Quarter 2010 Results

Q3 Revenues of $11.6 Million; Non-GAAP EPS of $0.02

HERZLIYA, Israel — November 30, 2010— BluePhoenix Solutions (NASDAQ: BPHX), today announced financial results for the third quarter of fiscal 2010. Revenues for the third quarter of 2010 were $11.6 million compared to $16.2 million in the previous quarter, and compared to $18.7 million in the third quarter of 2009.

Net income on a non-GAAP basis for the third quarter of 2010 was $0.4 million or $0.02 per diluted share, compared to $0.1 million or $0.01 per diluted share in the previous quarter, and compared to $1.0 million dollar or $0.05 per diluted share in the third quarter of 2009.

On a GAAP basis for the third quarter of 2010 the net loss was $7.0 million or ($0.30) per share, compared to net loss of $1.1 million or ($0.05) per share in the previous quarter, and compared to a net loss of $2.7 million or ($0.13) per share for the third quarter of 2009.  (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

"Revenues in the quarter were below our expectations principally as a result of a large license contract with a system integrator that did not close.  As a result of our implementing an aggressive cost cutting plan to bring our expense levels down to the current level of activity we were able to maintain our non-GAAP profitability.  We believe these measures will put the Company in a position to maintain sustainable profitability and positive operating cash flow in 2011," commented Arik Kilman, CEO of BluePhoenix.

Non-GAAP Results (in thousands US$)	Q3/2010	Q2/2010	Q3/2009
Sales	11,595	16,167	18,688
Operating income	226	1,317	1,498
Net Income	365	126	1,012
Earnings per share, diluted	$0.02	$0.01	$0.05

GAAP Results (in thousands US$)	Q3/2010	Q2/2010	Q3/2009
Sales	11,595	16,167	18,688
Operating income (loss)	(6,591)	(1,315)	(1,761)
Net Income (loss)	(7,019)	(1,058)	(2,679)
Earnings (loss) per share, diluted	$(0.30)	$(0.05)	$(0.13)

Non-GAAP financial measures
The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP diluted earnings per share. These non-GAAP measures exclude the following items:
•	Amortization of purchased intangible assets;
•	Stock-based compensation
•	Expenses related to cost saving plan and other charges
•	Revaluation of warrants and issuance costs

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance and its competitors' operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP Results."

Conference Call

A conference call discussing BluePhoenix’ results for the third quarter of 2010, will take place today, November 30, 2010, at 8:30 a.m. (ET). Investors are invited to join the Company’s teleconference by calling +1-866-860-9642 or international +972-3-918-0685 at 8:25 a.m. This call is being webcast live and can be accessed through the BluePhoenix website (http://www.bphx.com).  A replay of the call will also be available on the BluePhoenix website.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provide of IT modernization software and services for enterprises. The BluePhoenix portfolio includes a comprehensive suite of products, tools and services for IT modernization, knowledge management, core banking business intelligence and additional value added IT services.  Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ensure their enterprise computing environment is up to date and optimized for business results.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the Company’s business; the ability to manage the successfully restructure the Company;  the ability to develop new business lines; the ability to meet certain covenants relating to the Company’s debt; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Nir Peles
BluePhoenix Solutions
+972-9-9526110
 NPeles@bphx.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
BluePhoenix Solutions Ltd.
(In thousands, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	Unaudited		Unaudited

Revenues	$11,595	$18,688	$45,110	$58,239

Cost of revenues	9,620	10,309	29,049	31,849
Gross profit	1,975	8,379	16,061	26,390

Research and development costs	1,396	2,476	5,454	8,708

Selling, general and administrative expenses	7,170	7,664	20,492	21,663

Total operating expenses	8,566	10,140	25,946	30,371

Operating loss	(6,591)	(1,761)	(9,885)	(3,981)

Financial expenses, net	605	803	389	1,997

Loss before taxes	(7,196)	(2,564)	(10,274)	(5,978)

Taxes on income (benefit)	(214)	(99)	(291)	11

Net loss	(6,982)	(2,465)	(9,983)	(5,989)

Net income attributable to noncontrolling interests	37	214	277	441

Net loss attributable to BluePhoenix	$(7,019)	$(2,679)	$(10,260)	$(6,430)

Net loss per share:
Basic	$(0.30)	$(0.13)	$(0.44)	$(0.31)
Diluted	$(0.30)	$(0.13)	$(0.44)	$(0.31)

Shares used in per share calculation:
Basic	23,662	21,118	23,504	20,965

Diluted	23,662	21,118	23,504	20,965

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended			Nine months ended
	September 30,			September 30,
	2010		2009	2010	2009
	Unaudited			Unaudited

GAAP Gross Profit	$1,975		$8,379	$16,061	$26,390
Amortization of intangible assets	1,690		1,862	5,414	6,071
Expenses related to cost saving plan and one time charges	2,534		-	2,878	202
Non-GAAP gross profit	$6,199		$10,241	$24,353	$32,663

GAAP operating loss	$(6,591)		$(1,761)	$(9,885)	$(3,981)

Amortization of intangible assets	1,690		1,862	5,414	6,071
Expenses related to cost saving plan and one time charges	4,841	*	901	5,697	1,746
Stock-based compensation	286		496	1,261	1,604
Non-GAAP operating income	$226		$1,498	$2,487	$5,440

GAAP Net loss attributable to BluePhoenix	$(7,019)		$(2,679)	$(10,260)	$(6,430)

Amortization of intangible assets	1,690		1,862	5,414	6,071
Expenses related to cost saving plan and one time charges	4,841	*	901	5,697	1,746
Stock-based compensation	286		496	1,261	1,604
Revaluation of warrants and issuance costs	567		432	(1,450)	585
Non-GAAP Net income attributable to BluePhoenix	$365		$1,012	$662	$3,576

Shares used in diluted earnings per share calculation	23,796		21,337	23,616	21,045

Non - GAAP Diluted Earnings per share	$0.02		$0.05	$0.03	$0.17
* Includes $930 of bad debt expense

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2010	2009*
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$14,429	$22,328
Marketable securities	77	129
Trade accounts receivable	23,023	25,578
Other current assets	2,804	2,873
Total Current Assets	40,333	50,908

Non-Current Assets:

Investment in affiliated company	147	147
Property and equipment, net	1,566	1,890
Goodwill	52,385	51,990
Intangible assets and other, net	12,704	17,619
Total Non-Current Assets	66,802	71,646

TOTAL ASSETS	$107,135	$122,554

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$10,727	$2,490
Trade accounts payable	4,261	6,093
Deferred revenues	4,167	4,424
Other current liabilities	5,969	10,263
Total Current Liabilities	25,124	23,270

Non-Current Liabilities

Accrued severance pay, net	1,005	1,309
Loans from banks	6,141	12,887
Derivative liabilities - Warrants	963	2,414
Total Non-Current Liabilities	8,109	16,610

Total Equity	73,902	82,674
TOTAL LIABILITIES AND EQUITY	$107,135	$122,554

* Derived from audited financial statements.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,982)	$(2,465)	$(9,983)	$(5,989)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,896	2,112	6,022	6,820
Decrease in accrued severance pay, net	111	(99)	(304)	(355)
Stock–based compensation	286	496	1,261	1,604
Deferred income taxes, net	-	-	(150)	(413)
Change in fair value of warrants	567	-	(1,451)	-
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	4	71	25	278
Decrease in trade receivables	1,845	1,369	2,555	2,121
Decrease (increase) in other current assets	(154)	(673)	23	(118)
Increase (decrease) in trade payables	(469)	(904)	(1,832)	(122)
Increase (decrease) in other current liabilities and deferred revenues	(1,349)	108	(2,684)	(2,542)
Net cash provided by (used in) operating activities	(4,245)	15	(6,518)	1,284

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(29)	(98)	(284)	(289)
Proceeds from sale of marketable securities	12	-	64	-
Additional consideration of previously acquired subsidiaries and activities	-	(1,535)	(1,925)	(8,598)
Investment in newly-consolidated activity	-	-	(702)	-
Net cash used in investing activities	(17)	(1,633)	(2,847)	(8,887)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit, net	(676)	-	4,306	-
Repayment of long-term loans	-	(264)	(3,750)	(775)
Reciept of long term loans	-	2,000	1,000	2,000
Purchase of treasury shares	-	-	-	(83)
Issuance of shares	-	(35)	-	(35)
Dividend paid to noncontrolling interest	-	-	(90)	-
Net cash provided by (used in) financing activities	(676)	1,701	1,466	1,107
TOTAL NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,938)	83	(7,899)	(6,496)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,367	23,729	22,328	30,308
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$14,429	$23,812	$14,429	$23,812